HARMONY GOLD MINING COMPANY LIMITED Randfontein Office Park Cnr Main Reef Road and Ward Avenue, Randfontein, 1759	P O Box 2, Randfontein, 1760 Johannesburg, South Africa	T +27 11 411 2000 F +27 11 692 3879 W www.harmony.co.za	NYSE trading symbol HMY JSE trading symbol HAR

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
United States of America

Attn:
John Reynolds
      Office Director
      Offices of Beverages, Apparel and Mining

Re:
Harmony Gold Mining Company Limited
     Form 20-F for Fiscal Year Ended June 30, 2016
     Filed October 26, 2016
     File No. 001-31545

Dear Mr. Reynolds:

Harmony Gold Mining Company Limited (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated January 31, 2017 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2016. For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by the Company’s response to each comment.

Form 20-F for the Fiscal Year Ended June 30, 2016
Exhibit 99.33
General

Comment No. 1

We note your disclosure of mineral resources on pages 6, 111, 113, and 114 of your integrated annual report. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. Please remove these mineral resources.

Directors:
PT Motsepe* (Chairman), JM Motloba* (Deputy Chairman), PW Steenkamp (Chief Executive), F Abbott (Financial Director), HE Mashego (Executive Director), JA Chissano*#, FFT De Buck*, KV Dicks*, Dr DSS Lushaba*, CE Markus*, M Msimang*, JL Wetton*, AJ Wilkens*, KT Nondumo*, VP Pillay*

  *Non-Executive; #Mozambican

Secretary:
Riana Bisschoff

Registration Number:
1950/038232/06

Company Response to Comment No. 1

The Company respectfully acknowledges the Staff’s comment related to mineral resources on pages 6, 111, 113 and 114 of its integrated annual report and confirms that it will revise its disclosure in future filings accordingly.

Comment No. 2

Please tell us if the financial metrics related to your Golpu feasibility study on pages 115, 116, and 119 of your annual report are before tax numbers or after tax numbers and clarify the disclosure.

Company Response to Comment No. 2

The Company respectfully acknowledges the Staff’s comment and clarifies that the financial metrics related to the Company’s Golpu feasibility study on pages 115, 116, and 119 of its integrated annual report are presented on an after tax basis. The Company respectfully confirms that it will revise its disclosure in future filings accordingly.

Please feel free to contact me by telephone at [011 27 11 411 2231] or by email at frank.abbott@Harmony.co.za should you have any questions or comments. You may also contact [John M. Basnage of Hogan Lovells US LLP by telephone at 011 44 20 7296 2766 or by email at john.basnage@hoganlovells.com] [Riana Bisschoff by telephone at 011 27 11 411 6020 or by email at riana.bisschoff@harmony.co.za].

Sincerely,

/s/ Frank Abbott
Frank Abbott
Chief Financial Officer Financial Director